SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: February 13, 2013

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES FOURTH QUARTER AND
FULL YEAR 2012 RESULTS

Yokneam, Israel, February 13, 2013 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the fourth quarter and full year ended December 31, 2012.

Fourth Quarter and Full Year 2012 Highlights:

•	Annual revenues for 2012 of $54.7 million

•	Fourth quarter revenues of $15.2 million

•	Fourth quarter gross margin reached 83.2% on a GAAP basis and 83.7% on a non-GAAP basis

•	Net income, on a GAAP basis, was $15.7 million for 2012 and $4.8 million for the fourth quarter

•	Net income, on a non-GAAP basis, was $27.1 million for 2012 (49% of revenues) and $7.8 million for the fourth quarter (51% of revenues)

•	Non-GAAP operating cash flow of $29.2 million for 2012 and $7.1 million for the fourth quarter

•	Net cash at end of 2012 was $168.0 million

Fourth Quarter 2012 Results:

Total revenues in the fourth quarter of 2012 were $15.2 million, an increase of 7% compared to $14.3 million in the fourth quarter of 2011, and an increase of 64% compared to $9.3 million in the third quarter of 2012.

Net income, on a GAAP basis, for the fourth quarter of 2012 was $4.8 million, or $0.17 per share (diluted), compared to net loss of $6.0 million, which included a one-time charge due to early repayment of $9.9 million to the Israeli Office of Chief Scientist (OCS), or $0.22 per share, in the fourth quarter of 2011, and net income of $0.1 million, or $0.00 per share (diluted), in the third quarter of 2012.

Net income, on a non-GAAP basis, for the fourth quarter of 2012 was $7.8 million, or $0.26 per share (diluted), compared to non-GAAP net income of $6.3 million, or $0.22 per share (diluted), in the fourth quarter of 2011, and non-GAAP net income of $3.1 million, or $0.10 per share (diluted), in the third quarter of 2012.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Full Year 2012 Results:

Total revenues for the year ended December 31, 2012 were $54.7 million, a year-over-year decrease of 14% compared to $63.5 million in 2011.

Net income on a GAAP basis for 2012 was $15.7 million, or $0.54 per share (diluted), compared to net income of $7.9 million, or $0.28 per share (diluted), in 2011.

Net income on a non-GAAP basis for 2012 was $27.1 million or $0.92 per share (diluted), compared with non-GAAP net income of $31.0 million, or $1.09 per share (diluted), in 2011.

Cash, cash equivalents, marketable securities and deposits as of December 31, 2012, totaled $168.0 million, compared to $160.1 million as of September 30, 2012 and compared to $126.8 million as of December 31, 2011. Cash generated from operations was $7.1 million for the fourth quarter and $29.2 million for the year, cash used in investing activities was $0.2 million for the fourth quarter and $1.5 million for the year, cash provided by financing activities (resulting from the exercise of options) was $1.0 million for the fourth quarter and $12.9 million for the year and an additional $0.6 million increase resulted from unrealized gains in marketable securities during 2012.

Eli Fruchter, CEO of EZchip, commented, “2012 was another transition year for EZchip. First, we completed the transition to Cisco becoming our largest customer, with all revenues being royalty-based, thereby increasing our gross margins to 84% and maintaining our outstanding 49% net margin in line with the net margin we achieved in 2010 and 2011. Second, we transitioned to NP-4, which surpassed the NP-3 run rate in its first full production year, and became our largest revenue generator. Finally, we laid the foundation for the NPS line of network processors for smart networks that will target both next-generation edge routers and data centers, and we believe could double our total available market.

“Of our five major NP-4 customers, two are in production and two entered production at the end of the third quarter and have placed initial production orders. The fifth customer, Huawei, is also expected to enter production in the first quarter; however, it has not yet placed any production orders and we believe Huawei may proceed to offer a lower-end in-house solution in parallel to the high-end NP-4 solution.

“Looking ahead, we believe that high-end NPUs, such as the NP-4, are required for high-end edge routers to be competitive. Therefore, based on the success of our customer products in the marketplace and the level of carriers’ investment in Internet infrastructure, we believe NP-4 can significantly increase our revenues in the next few years. As for this year, we expect year-over-year growth in both Q1 and 2013, also when compared with 2011. ”

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Conference Call

The Company will be hosting a conference call later today, February 13, 2013, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets, one-time charge due to early repayment of OCS grants and taxes on income.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 29, 2012 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011

Revenues	$15,207	$9,287	$14,269	$54,707	$63,457
Cost of revenues	2,555	1,497	3,386	9,118	14,409
Amortization of purchased technology	--	--	--	--	597
Repayment of OCS grants	--	--	9,938	--	9,938
Gross profit	12,652	7,790	945	45,589	38,513

Operating expenses:

Research and development, net	5,180	5,182	4,352	19,736	16,695
Selling, general and administrative	3,220	3,047	3,097	12,634	12,059
Total operating expenses	8,400	8,229	7,449	32,370	28,754

Operating income (loss)	4,252	(439)	(6,504)	13,219	9,759
Financial income, net	587	566	551	2,432	1,713
Income (loss) before taxes	4,839	127	(5,953)	15,651	11,472

Taxes on income	--	--	--	--	(3,530)

Net income (loss)	$4,839	$127	$(5,953)	$15,651	$7,942

Net income (loss) per share:
Basic	$0.17	$0.00	$(0.22)	$0.56	$0.30
Diluted	$0.17	$0.00	$(0.22)	$0.54	$0.28
Weighted average shares used in per share calculation:
Basic	28,233,299	28,119,713	27,015,478	27,981,243	26,681,749
Diluted	28,869,499	28,748,784	27,015,478	28,842,408	28,001,428

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011

GAAP gross profit	$12,652	$7,790	$945	$45,589	$38,513
Stock-based compensation	74	73	73	298	359
Amortization of purchased technology	--	--	--	--	597
Repayment of OCS grants*	--	--	9,938	--	9,938

Non-GAAP gross profit	$12,726	$7,863	$10,956	$45,887	$49,407

GAAP gross profit as percentage of revenues	83.2%	83.9%	6.6%	83.3%	60.7%
Non-GAAP gross profit as percentage of revenues	83.7%	84.7%	76.8%	83.9%	77.9%

GAAP operating expenses	$8,400	$8,229	$7,449	$32,370	$28,754
Stock-based compensation:
Research and development	(1,563)	(1,557)	(1,094)	(6,026)	(4,446)
Selling, general and administrative	(1,265)	(1,249)	(1,051)	(4,874)	(3,801)
Amortization of intangible assets
Selling, general and administrative	(51)	(51)	(95)	(204)	(380)

Non-GAAP operating expenses	$5,521	$5,372	$5,209	$21,266	$20,127

GAAP operating income (loss)	$4,252	$(439)	$(6,504)	$13,219	$9,759

Non-GAAP operating income	$7,205	$2,491	$5,747	$24,621	$29,280

GAAP net income (loss)	$4,839	$127	$(5,953)	$15,651	$7,942
Stock-based compensation	2,902	2,879	2,218	11,198	8,606
Amortization of purchased intangible assets	51	51	95	204	977
Repayment of OCS grants*	--	--	9,938	--	9,938
Taxes on income**	--	--	--	--	3,530

Non-GAAP net income	$7,792	$3,057	$6,298	$27,053	$30,993

Non-GAAP net income per share - Diluted	$0.26	$0.10	$0.22	$0.92	$1.09
Non-GAAP weighted average shares - Diluted***	29,634,765	29,588,230	28,605,559	29,473,851	28,432,175

*
During December 2011 we made a one-time early payment of $9.9 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-4 and NPA revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP statements of operations as it represents future royalty obligations.

**
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740. During 2011, EZchip Technologies, the Company's main subsidiary completed the utilization of the deferred tax asset, and started to enjoy the ten year period of exemption from Israeli corporate taxes due to benefits provided pursuant to its Israeli approved and privileged enterprise programs.

***
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Balance Sheet (U.S. Dollars in thousands)

	December 31,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$167,968	$126,770
Trade receivables, net	4,813	8,655
Other receivables	4,305	1,837
Inventories	4,523	5,788
Total current assets	181,609	143,050

NON CURRENT ASSETS:
Severance pay fund	6,066	5,215
Long term investment and others	358	337
Total non current assets	6,424	5,552

PROPERTY AND EQUIPMENT, NET	1,285	828

INTANGIBLE ASSETS, NET	1,000	1,205

GOODWILL	96,276	96,276

TOTAL ASSETS	$286,594	$246,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$571	$2,319
Other payables and accrued expenses	5,401	6,352
Total current liabilities	5,972	8,671

ACCRUED SEVERANCE PAY	6,977	6,081

SHAREHOLDERS’ EQUITY:
Share capital	161	155
Additional paid-in capital	312,723	288,641
Accumulated other comprehensive income (loss)	787	(960)
Accumulated deficit	(40,026)	(55,677)
Total shareholders’ equity	273,645	232,159

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$286,594	$246,911

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis (U.S. Dollars in thousands) (Unaudited)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2012	2012	2011	2012	2011

Cash flows from operating activities:
Net income (loss)	$4,839	$127	$(5,953)	$15,651	$7,942
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Repayment of OCS grants*	--	--	9,938	--	9,938
Depreciation and amortization	183	178	163	661	1,227
Decrease (increase) in trade and other receivables, net	(1,878)	2,991	1,113	1,870	(621)
Decrease (increase) in inventory	948	521	259	1,265	(1,266)
Decrease in deferred tax asset	--	--	--	--	3,513
Increase (decrease) in trade payables and other accrued liabilities, net	138	(585)	1,213	(1,400)	(494)
Stock-based compensation	2,902	2,879	2,218	11,198	8,606

Net cash provided by operating activities	7,132	6,111	8,951	29,245	28,845

Cash flows from investing activities:
Purchase of property and equipment	(239)	(95)	(97)	(1,008)	(411)
Purchase of technology	--	--	(500)	(500)	(500)

Net cash used in investing activities	(239)	(95)	(597)	(1,508)	(911)

Cash flows from financing activities:
Proceeds from exercise of options	1,027	96	711	12,890	8,082

Net cash provided by financing activities	1,027	96	711	12,890	8,082

Repayment of OCS grants*	--	--	(9,938)	--	(9,938)
Unrealized gain (loss) on marketable securities, net	(33)	205	6	571	(618)

Increase (decrease) in cash, cash equivalents, marketable securities and deposits	7,887	6,317	(867)	41,198	25,460

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	160,081	153,764	127,637	126,770	101,310

Cash, cash equivalents, marketable securities and deposits at the end of the period	$167,968	$160,081	$126,770	$167,968	$126,770

*
During December 2011 we made a one-time early payment of $9.9 million to the Israeli Office of Chief Scientist, representing the full balance of the contingent liability related to the NP-4 and NPA grants received. Upon making this payment, we have eliminated all future royalty obligations related to our anticipated NP-4 and NPA revenues and saved the associated future interest payments related to such obligations. This amount was excluded from the non-GAAP operating cash flow as it represents future royalty obligations.